OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Trait, Inc

4250 STEPNEY DR
GAINESVILLE, VA 20155

http://bkaalon.wixsite.com/trait



41666 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 445,833* shares of common stock ($106,999.92)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 41,666 shares of common stock ($9999.84)

Company	Trait Inc.
Corporate Address	4250 Stepney Drive, Gainesville, VA 20155
Description of Business	Internet of Workforce (IoW) AI driven Blockchain
Type of Security Offered	Common Stock
Purchase Price of Security Offered	0.24 per share of Common Stock
Minimum Investment Amount (per investor)	204.00

The 10% Bonus for StartEngine Shareholders

Trait, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Common Stock at $.24 / share, you will receive 5 Common Stock bonus shares, meaning you'll own 55 shares for $12. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Trait Inc. (the "Company") is organized as a Delaware C corporation and plans to be a blockchain enabled technology company focused on the development of our Internet of Work (IoW) Platform. The company is at the product **Prototype stage moving towards development as outlined with the Campaign timeline.** Trait's mission is to capture the global workforce over a disruptive, highly scalable blockchain enabled platform to be developed. Trait plans to enable job seekers to be showcased in a compelling way, our unique system simplifies and reshapes how talent is acquired and work advertised. We intend to enable a secure, scalable, permissioned blockchain platform to solve real market needs.

Trait's Workforce platform will engage the global workforce and radically transforms the highly dysfunctional talent acquisition space and processes. Trait empowers job seekers by eliminating the legacy "resumes" "cv". Trait plans to enable candidates to showcase their skills and backgrounds on a simple yet powerful profile driven platform.

Trait's Workforce creates pathways so users have a convenient way to market, display and engage with enterprises across the globe.

Competition:

There are many companies offering Talent Acquisition services in a multitude of ways. Moreover, Blockchain technology is being explored to enable services as well as AI to find skilled talent. While it is possible there maybe direct competitors to Trait Workforce in the market, however, we are not aware of any specific vendors offering services similar to how Trait Workforce will operate and develop it's IoW engine.

Liabilities & LItigation:

The company does not have any liabilities other than as disclosed on the financial statements. The company is not and has not previously been a party to any type of litigation.

The team

Officers and directors

Mohammad Ghumman	Founder, CEO, Director
Usman Ghumman	Treasurer and Secretary

Mohammad Ghumman
Visionary, creative and progressive leader. As a young entrepreneur, Co-founded GSI built GSI into a multiple million dollar value-added re-seller in the early 90s. Results-driven with over thirty years of successfully working with technology teams to deliver high-visibility consulting, engineering and product development efforts at fortune 100 companies. Managed UUnet Product Development teams, driving product development efforts to include UUSecure VPN UUnet designed and installed the first virtual private network (VPN) service, the Virtual Private Data Network (VPDN) product family. Led the development of Network infrastructure design and implementation plan for the DOJ network infrastructure that spanned 800 sites throughout the US. Successfully led engineering staff and technical managers assigned to various technology efforts at Oracle, Booz_Allen & Hamilton. Extensive resource allocation, capital planning, development and engineering operational budgets. Strong technology knowledge, application & strategic direction Hyperledger, Ethereum EOS.io PoW vs. Private DLTs. Smart Contract development strategies IoT technology application & strategy Trait Inc. Founder & CEO: May, 2018 GSI Inc. Director: Professional Services, March-2003-2017 Managing program strategy and stakeholders as well as budget and scheduling Secured critical internal and external talent. Build effective teams by aligning their incentives with the overall goals of projects

Usman Ghumman
Responsible for strategic planning, sales development and growth, P&L, and process implementation. Delivered double-digit annual sales revenue increases at a CAGR of 25% in the first 5 years. Played a key role in opening new accounts, launched 2 new licensed brands of cable products. Created and implemented a critical pricing program that identified and measured customer program profitability, thereby increasing the company's profit. Usman Ghumman has been the Vice President of TurnStone X, Inc from 2010-present. He has been the Treasurer and Secretary of Trait, Inc since 2018 , and currently works on Trait part-time (a few hours a month).

Number of Employees: 2

Related party transactions

The stockholder (Mohammad Ghumman) of the Company has funded the Company's operating expenses to date. These expenses ($8,577) are anticipated to be reimbursed once the Company obtains the sufficient funding.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company is subject to various risks and uncertainties frequently encountered by companies in the early stage prototype and development** The risks and uncertainties include, but are not limited to, the lack of available capital, evolving technology platforms, an evolving business model, the management of rapid growth, and general economic challenges in the internet services and the recruiting space. To address these risks, the Company must, along with other things, gain access to capital in amounts and on terms acceptable to the Company; Company will need to implement and successfully execute product development. There is no guarantee that the Company will be successful in addressing such risks.

- **Product Development** The product is in Prototype stage and our next stage is Product development of the Workforce Application and the Blockchain platform. However, numerous risks exist during this phase to include; The Product may not address the requirements of the targeted industry The design of the product is might be flawed due to technology components The product may not be able to differentiate itself from existing solutions Product launch can be delayed due to lack of resources i.e. funding, engineering talent and technology experts Product may not be able to solve enough problems as proposed

- **Investing in Trait Inc.** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Company's Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Lack of information for Investors in their investment** The Investor may not be able to obtain all information it would want regarding Trait Workforce or Trait platform on a timely basis or at all. It is also possible that the Investor may not be made aware on a timely basis of material adverse changes that have occurred with respect to certain of its investments.

- **Investments in startups** Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise

- **The Company has limited ability to segregate duties as would be required by he Company has limited ability to segregate roles as we find in many corporate environments** The Company has one person serving as the board of directors. Mohammad Ghumman is also our president and chief executive officer. Because of limited resources, the Company's administrative staff is quite small and there is little or no segregation of duties among the responsibilities of disclosure, bookkeeping, and financial accounting.

- **The company is conducting the Offering based on a maximum best effort basis**
There can be no assurance that we will raise more than the minimum or
maximum best efforts, there can be no assurance that we will raise more than
the minimum offering amount and the minimum offering amount. The
minimum offering amount may not be sufficient to continue our operations in
the immediate future. If and once the Company reaches the minimum offering
amount of $1,000,000 and conducts the First Closing, there will be no obligation
on the Company to return any investment funds even though no funds in excess
of the minimum offering amount are raised. The minimum offering amount may
be insufficient to cover expenses associated with the Offering and to fund the
Company's operations for any period of time in the immediate future. Even if we
receive funds in excess of the minimum offering, it may not be sufficient to meet
our working capital needs for any extended period of time.
- **Trait Service may be unsuccessful** Our platform and the associated services may
not be successful in providing services that consumers will continuously use. The
Company's survival in the near future depends on our ability to promote the sale
of our service to sufficient numbers of customers to make a profit. While the
Company will do its best to promote the services in a manner to try to ensure
success, there is no guarantee that such a result will actually occur and that
consumers will value the product as much as the Company.
- **Blockchain** Blockchain assets can be damaged, destroyed or stolen. While
blockchain technology provides transaction security, it does not provide
account/wallet security. The distributed database and the cryptographically
sealed ledger prevents any corruption of data. However, value stored in any
account is still susceptible for account takeover.
- **Prototype** Our platform is currently in the prototype stage and as of the time of
this offering the product is not complete.
- **No Revenue in 2018** The Company is not anticipating generating revenue for the
current year. The Company is currently operating at a loss as it gets its platform
ready for launch. While there is no guarantee that the Company will be
successful in launching its platform, the Company anticipates that it will be able
to generate revenue sometime after launching its platform.
- **Provisional Application for Patent** A Provisional Application for Patent for
Trait's IoW engine has been filed by Mohammad Ghumman Founder/CEO
(inventor). A provisional application provides the means to establish an early
effective filing date in a later filed non-provisional patent application filed
under 35 U.S.C. §111(a). It also allows the term "Patent Pending" to be applied in
connection with the description of the invention. A Patent has not been granted,
moreover this is the first step in filing for a grantable Patent. An agreement for
licensing between Mohammad Ghumman and Trait inc. will be forthcoming
during our non-provisonal patent application filing. There is no guarantee that
the patent will be granted. The risk associated with patents being owned by an
individual rather than the company itself arises if the individual departs the
company or no longer wants to license to the company the use of the technology
described in the patent.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Mohammad Ghumman, 65.0% ownership, Common Stock

Classes of securities

- Common Stock: 84,000,000

Common Stock

The Company is authorized to issue up to 100,000,000 shares of common stock. There are a total of 84,000,000 shares currently outstanding.

Voting Rights

At any meeting of the stockholders of the Corporation each holder of Common Stock shall be entitled to one vote for each share outstanding in the name of such holder on the books of the Corporation on the date fixed for determination of voting rights.

Dividend Rights

Dividends may be paid upon the common stock, as and when declared by the Board of Directors, out of funds of the Corporation legally available there for. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Upon any liquidation, dissolution and termination of the Corporation, and after payment or setting aside of any amount sufficient to provide for payment in full of all debts and liabilities of, and other claims against the Corporation, the assets shall be distributed pro rata to the holders of the common stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-05-26.

Financial Condition

Results of Operation

The company is at **Prototype stage** and as a result does not have an operating history. There are no revenues to report at this stage. Trait's Workforce application prototype and the IoW platform development timelines are outlined at a high level within this campaign. Trait forecasts possible revenue generating events in 2019 based on the anticipated funds to be raised.

Our major expenses forthcoming will be outsourced software development and extended development of our IoW platform. Company anticipates to operate with funds raised at each stage in it's fullest for 12 - 18 months into the future.

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently does not forecast revenue at the early stages of startup, and believes the company may generate net income beginning in 2019.

Revenue will be generated through multiple streams including but not limited to following;

1. Subscription based revenue, resulting from fees charged for candidate search facilitation services.

2. Full-time employment placement based services.

3. Temporary Contractor placement, resources will be affiliated with Trait and reimbursed through Trait payroll.

4. Advertisement related.

Furthermore, the Company will partner and share revenues with cloud based vendors offering Software-A- A-Service (SAAS) related products as a package over our platform. However, we do not forecast any revenue for 2018. Revenue is dependent upon successful deployment of the Trait's platform and services.

Once the initial phase of our fund raising campaign has been successful and the required funds generated, the Company will start work towards beginning the initial design and development process.

Phase 2 of our campaign will consist of raising a target figure in the amount of $500,000 which will enable Trait's Workforce application development and the initial Blockchain design and development, working towards a Beta product release. Further progression will involve raising funds of upto $1,000,000 or more to release a full initial version of our functional product and begin work on development of Trait's ioW platform.

Liquidity and Capital Resources

The company may generate operating losses at preliminary stages and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or issuance of debt instruments, other method available to the company may also be utilized.

As of May, 14th 2018, The Company has $0 in Cash. Our prototype has been funded primarily with capital contributions from the Company's principal stockholders. We are currently in an operating loss and require infusion of new capital to fund development and business operations. Our current offering and if closed according to our campaign may allow us to operate for a three month period. Trait will need to secure future fund raising offerings to raise further capital.

The Company anticipates creating a future token offering.

The company intends to leverage equity finance at the initial stages. Once the application is fully established and starts generating revenue, the board intends to increase gearing in order to achieve an optimal capital structure. The board will review most appropriate source of financing and may avail operating and/or financial leasing of equipment to maintain satisfactory level of gearing.

The Company is operating at a loss and requires multiple rounds of funding to continue business operations and develop it's platform. The Company will continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The stockholder (Mohammad Ghumman) of the Company has funded the Company's operating expenses to date. These expenses are anticipated to be reimbursed once the Company obtains the sufficient funding.

Recent offerings of securities

None

Valuation

$20,160,000.00

The valuation is based on Trait's Workforce application Prototype, developed. Furthermore, the valuation takes into account the provisional design conceptualized and Provisional Patent Application submitted for the Internet of Workforce (IoW). We believe Trait's Workforce offers a unique and in many respects an industry first solution to fix global needs in a significant way, moreover, Trait's IoW will allow applications as Workforce to offer services operating upon an AI driven blockchain platform. In many ways, we believe that Trait's Workforce and IoW will disrupt, reshape and provide solutions for many services where human capital drives the value.

USE OF PROCEEDS

We have invested in a prototype outlining the primary requirements. Further funding will be utilized to develop a full scale model.

Any residual proceeds will be re-invested into further production and development. The board does not anticipate any dividend payments in the foreseeable future, however, the invesotrs will benefit from capital gains as the company grows.

We are seeking to raise a minimum of 106,999.92 (target amount) in the first round of equity campaign. Finances will be raised by issuing common stock, and the first round of financing is only for $106,999.92

		Phase 1	Phase 2	Phase 3
Capital*	$10,000	$106,999	$500,000	$1,006,999
Offering Expenses	$5,000	$5,000	$5,000	$5,000
Start Engine Fees 10%	$1,000	$10,700	$50,000	$100,700
Net Proceeds	$4,000	$91,299	$445,000	$901,299
R&D & Production	$3,000	$10,000	$10,000	$10,000
Development		$50,000	$150,000	$350,000

		Phase 1	Phase 2	Phase 3
Support Personnel		5,000	$100,000	$250,000
Software Licensing		$15,000	$25,000	$50,000
Marketing		$1,000	$50,000	$150,000
Legal & Professional fees		$2,000	$5,000	$15,000
Other General & Admin	$800	$2,500	$3,000	$4,500
Residual	$200	$5,799	$102,000	$71,799

Goal amounts are estimates. Actual amounts may vary for avoidance of fractional shares.

The stockholder of the Company has funded the Company's operating expenses to date. These expenses ($8,577)
are anticipated to be reimbursed once the Company obtains the sufficient funding.

Production costs include but not limited to analyzing the technological framework (such as IOW).

Development costs involve any costs incurred in developing the application. Development will be for native iOS and android platforms, further investments will be made in introducing blockchain capability.

Support personnel or services will be required to ensure quality checks and day to day functionality maintenance.

Further funds up to $1,006,999.92 (overallotment amount) shall be raised through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,006,999.92 we believe the amount will last us 6 to 12 months. Any residual amount will be retained with-in the company and re-invested in the business to sustain a positive NPV. We do not intend to issue any dividend on common stock at early stages.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on http://bkaalon.wixsite.com/trait website main section. The company will make investors aware of the location of such annual reports on the website once it has been established. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Trait, Inc

[See attached]

I, Mohammad Ghumman the Founder & CEO (Principal Executive Officers) of Trait Inc. hereby certify that the financial statements of Trait Inc. and notes thereto for the periods ending May 26th, 2018. Included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $ 0; taxable income of $0 and total tax of $ 0

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the May, 26th 2018

 Mohammad Ghumman_____(Signature)

 Founder & CEO_____(Title)

 May 26, 2018_____(Date)

Trait
Consolidated Balance Sheet
For the period May 2, 2018 - May 26, 2018

May 26, 2018

ASSETS

Current Assets		
Checking/Savings	$	-
Accounts Receivable, net		-
Inventory		-
Prepaid Expenses		-
Other Assets		-
Total Current Assets		-
Total Fixed Assets, net		-
Other Assets		-
TOTAL ASSETS		-

LIABILITIES & EQUITY

Current Liabilities	
Accounts Payable	-
Accrued Expenses	-
Other current liabilities	8,577
Total Current Liabilities	8,577
Long Term Liabilities	
Long term debt	-
Total Long Term Liabilities	-
Total Liabilities	8,577
Equity	
Common Stock, par value $0.00001; 84,000,000 shares authorized, issued and outstanding as of May 26, 2018	840
Member Draws	-
Retained Earnings/(Deficit)	(9,417)
Total Equity	(8,577)
TOTAL LIABILITIES & EQUITY	$ -

Trait
Income Statement
From Inception May 9, 2018 to May 26, 2018

	Inception to May 26th, 2018
Revenue	$ -
Costs and expenses:	
Marketing and sales	-
General and administrative	9,417
Total costs and expenses	9,417
Income from operations	(9,417)
Interest and other income (expense), net	-
Income before provision for income taxes	(9,417)
Provision for income taxes	-
Net income	$ (9,417)

Trait
Statement of Cash Flows
From Inception (May 2, 2018) to May 26, 2018

	Inception to May 26, 2018
Cash flows from operating activities	
Net income	$ (9,417)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	
Share-based compensation	
Deferred income taxes	
Tax benefit from share-based award activity	
Other	
Changes in assets and liabilities:	
Accounts receivable	-
Prepaid expenses and other current assets	
Other assets	
Accounts payable	-
Accrued expenses and other current liabilities	
Deferred revenue and deposits	
Long Term Debt	-
Other liabilities	
Net cash provided by operating activities	(9,417)
Cash flows from investing activities	
Purchases of property and equipment	-
Sales of marketable securities	
Member Draws	-
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets	
Change in deposits	
Net cash used in investing activities	-
Cash flows from financing activities	
Taxes paid related to net share settlement of equity awards	
Sale of Common Stock	840
Principal payments on capital lease and other financing obligations	
Repurchases of common stock	
Other financing activities, net	
Net cash used in financing activities	840
Net (decrease) increase in cash and cash equivalents	(8,577)
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ (8,577)

Trait
Statement of Stockholder's Equity
From Inception (May 2, 2018) to May 26, 2018

	Preferred Stock		Common stock		Additional Paid-in Capital	Other Activity	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount $	Shares	Amount $	$	$	$	$
Inception (May 2, 2018)	-	-	-	-	-	-	-	-
Issuance of founders stock	-	-		-	-	-	-	-
Shares issued for services	-	-		-	-	-	-	-
Common Stock, par value $0.00001; 84,000,000 shares authorized, issued and outstanding as of May 26, 2018	-	-		840	-	-	-	840
Stock option compensation	-	-		-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	(9,417)	(9,417)
May 26, 2018	-	-	-	840	-	-	(9,417)	(8,577)

NOTE 1 – NATURE OF OPERATIONS

Trait Inc. was formed on May 9th, 2018 ("Inception") in the State of Delaware. The financial statements of [Trait, INC.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Gainesville, Virginia.

Trait Inc. (the "Company") is organized as a Delaware C corporation and is a blockchain enabled technology company focused on the development of our Internet of Work (IoW) Platform. Trait's mission is to capture the global workforce over a disruptive, highly scalable blockchain enabled platform. Trait enables job seekers to be showcased in a compelling way, our unique system simplifies and reshapes how talent is acquired and work advertised. We enable a secure, scalable, permissioned blockchain platform to solve real market needs.

Trait's Workforce platform engages the global workforce and radically transforms the highly dysfunctional talent acquisition space and processes. Trait empowers job seekers by eliminating the legacy "resumes" "cv". Trait enables candidates to showcase their skills and backgrounds on a simple yet powerful profile driven platform.

Trait's Workforce creates pathways for millions missing, hesitant or frustrated with job boards as well as multiple tiers of recruiters and resume warehouses a convenient way to market, display and engage with enterprises across the globe.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
There are no financial instruments issued by the company at this time.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues primarily from talent acquisition and placement related services.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and_state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The stockholder of the Company has funded the Company's operating expenses to date. These expenses are anticipated to be reimbursed once the Company obtains sufficient funding

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 100,000,000 shares of our common stock with par value of $0.0001 As of May, 9th 2018 the company has currently issued 84,000,000 shares of our common stock.

The Company has no shares of preferred stock outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

The stockholder of the Company has funded the Company's operating expenses to date. These expenses are anticipated to be reimbursed once the Company obtains the sufficient funding

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through May 8th 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine | What's New | Discover Investments | Edit My Campaign | Launch an ICO NEW | Tess B.

Trait, Inc. is pending **StartEngine Approval.**



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TRAIT

Trait, Inc.

Talent Acquisition platform

Small OPO · GAINESVILLE, VA · Software & Services · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Own the Future of Talent Acquisition

Invest in Trait

Trait's Workforce application aims to transform the talent acquisition space and processes. Trait envisions commoditizing the talent space where candidate skills, verifiable backgrounds and experience over our blockchain will drive workforce acquisition.

Trait eliminates the need for third party recruiters, agencies and traditional legacy "Resumes" & "CVs".

Trait's Workforce empowers candidates by showcasing their skills and backgrounds on a powerful, easy to use Profile based solution. Trait enables businesses to engage with job seekers over our secure, scalable and permissioned blockchain enabled platform.

We reshape talent acquisition in a compelling way. Our solution replaces "Job Ads" and traditional "Recruiting" methods by implementing an industry first **standardized Job Categories, Job Titles & Roles.**

We believe our solution creates pathways for the millions of jobless that have vanished from the workforce, many due to the broken recruiting systems (job boards, multiple tiers of recruiters/agencies and resume warehouses).

Trait enables job seekers to market, display and engage with enterprises across the globe. Job seekers pitch their backgrounds and skills, enabling hiring staff to search and engage in real-time over native mobile and desktop environments.



Welcome to
Workforce
by Trait
empowering job seekers & hiring managers
Login
Sign up

**Product images are computer generated, app is still under development*



Welcome to
Workforce
by Trait

The frustrated hiring teams will finally have the ability to conveniently view candidate backgrounds and engage without a third party, substantially reducing the exhaustive and resource intensive processes across enterprises.

Trait's blockchain will establish transparency with permissioned nodes, maintains records of professional backgrounds, transactions as well as future digital assets (Tokens) among the participants. **Trait's Workforce is at the Prototype stage and our Blockchain will be developed as outlined in our campaign Timeline.**

Our secure, highly scalable business blockchain platform will cut vast amounts of time and costs for enterprises. Transactions, which typically involve various participants like job seekers and hiring staff, as well as other intermediaries will be recorded on our blockchain platform.

Trait's blockchain will enable sharing, replication and synchronization among the members of our network. Our Utility Tokens will enable streamlining of workflows and a future rewards based platform for


no keyword-searching algorithms & resumes
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**Product images are computer generated, app is still under development*

resources, creating real value for skilled talent.

Trait scales and grows to integrate with enterprises, enabling seamless on-boarding and developing our Artificial Intelligence (AI) platform, Internet of Workforce (IoW) over our distributed ledger.

Our IoW will truly transform how businesses maintain their workforce and head counts in the future.

Development Stage

Trait's **website and mobile application are currently in prototype stage** and are still undergoing development. The current prototype, consists of user interface (UI) screens and workflows, and has been shared with a small group of corporate contacts & practices to very positive feedback. Native mobile app development is planned for later this year. The token and blockchain network are currently pre-development, and development is currently planned for later this year and early next year.

The Offering

Investment

$0.24/share of Common Stock | When you invest you are betting the company's future equity value will exceed $20,267,000.


This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Our mission is to capture the global workforce over a disruptive, highly scalable Blockchain enabled platform

---

Overview

Trait believes a catastrophe exists in many respects -- qualified candidates, job seekers and businesses struggles to engage as millions missing from the workforce --
temporary, contracted & independent workers driving the gig economy without an intelligent solution to manage the shared workforce

"Is the Recruitment Industry Dysfunctional?"


SAVAGE GROWTH
ACCELERATOR

Fixing Talent Acquisition

- Fix old outdated hiring processes
- Eliminate legacy resumés/CVs
- Eliminate poor sourcing methods
- Eliminate resumé dumps via quickly apply over job boards
- Eliminate poor screening methods
- Replace the traditional recruiting methods
- Engage hiring managers and decision makers directly with qualified candidates
- Retain discarded talent, develop and fix skill imbalances
- Make it convenient, eliminate vague all-inclusive buzzword-laden job ads

---

Our Solution

Resumé-less profiles are convenient for candidate targeting and acquisition and for commoditizing and graphically representing skill sets.

We will provide short candidate video pitch, skills snapshot and previous employment timelines that show skills, background and experience that will then be recorded on Blockchain.

Skype and social media enabled links will allow hiring managers to view qualified candidate profiles via clear job categories and job titles. Smart-contract enabled hiring leads to onboarding with a single tap.



Trait's Workforce

Trait has assembled a strong capable team of experts enabling an aggressive launch of our product as development progresses. Trait believes that regardless of the new economy and technology Hype Cycles, running profitable businesses is key to long term success. **Together with our highly talented engineering team we have the right talent mix to execute upon our mission and deliver a functional product.** The Trait workforce plans on scaling and penetrating the market rapidly as we believe our unique platform will revolutionize and propel forward the talent acquisition space.

Trait addresses core dysfunctionalities by fixing and re-aligning talent acquisition with current market needs. Our solution is remarkable as we reshape the talent acquisition industry in a compelling way. We enable an industry first profile based system, configured to be simple, easy to use which delivers engaging candidate stories over a visually appealing interface with three tabs "About me", "Experience" and "Contact".

Trait's Prototype, containing user interface (UI) screens and workflows address core issues that cause much of the dysfunctionality, first, as an industry first our solution replaces the legacy "Resumes" and "CVs". Secondly, our solution replaces Job Ads with predefined industry standardized job categories and Job titles including the ability to post customized requirements.

The standardized job roles will help eliminate the vague job ads, work requirements and resume gathering warehouses that have overwhelmed talent sourcing and acquisition.

Hiring staff and managers are empowered in way not realized before as "Job Ads" & "Apply" will not exist on our platform. Candidates are discovered via category and job title searches as outlined in our prototype user interface (UI).



Welcome to
Workforce
by Trait
talent acquisition made simpler
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**Product images are computer generated, app is still under development*

Workforce
by Trait
Email
Password
Login
Forgot password?
Sign up

**Product images are computer generated, app is still under development*

We believe one of the critical issues facing enterprises today is the ability to verify candidate credentials. The exhaustive process to verify whether work histories and education backgrounds are legitimate is time consuming and costly. In many cases, companies discover that an on-boarded employee didn't graduate with the degrees they claimed, or in some cases never graduated college at all. But when something is on your resume for a few decades and everyone else just assumes it's correct, it's easy to see how these situations can occur.

Our platform will fix and streamline this process, as candidates complete their profiles, a baseline is established, professional history is captured over our secure private permissioned blockchain, enabling transparency and verifiability of backgrounds. Potential employers can conveniently access authorized candidate histories, academic backgrounds and references over our distributed ledger.

Hiring staff and managers follow a similar process on our platform and establish a user account in a few steps. Hiring managers and their staff search for talent via our predefined Job Categories and Titles. The entire process is remarkably shortened as managers and their staff view candidate background stories and connect on a single scrolling UI.

Trait's platform will enable verifiable consensus based transactions over our blockchain to include Smart Digital Contracts containing the terms, conditions and business logic.

Our platform is exciting in many respects, Trait envisions reshaping the marketplace as we believe sharing of resources, AI enabled resource allocations and digital payments over our IoW will rapidly grow into the future. We envision working with our clients to maintain head counts as they focus on their core competencies.

Harnessing the power of distributed ledger, enabling talent acquisition and verifiable backgrounds over a secure Blockchain.

Prototype

The screens outlined are Prototype UI and actual final product may vary.

The Prototype User Interface (UI) screens are black and white with the exception of two (2), the candidate Dashboard & Profile UI. These are by no means the production UI colors and only reflect the design stage.

With our Prototype completed, we have designed the basic version of our product. **Our product's core functionality with screen flows capturing job seekers and hiring manager configurations has been completed.** There are over seventy (70) UI screen mockups and forms contained in our Prototype that capture the core functionality of our product.

Our initial splash screens, the fillable forms that capture candidate and hiring manager profiles as well as the search, messaging, calendar and dashboard UI have been completed. Our strong prototype development will enable us to rapidly propel into the next phase and move towards releasing our Beta version.

“Public” enabled Profile UI depicts a fictitious candidate Profile screen with three tabs ("About me", "Experience" and "Contact") that contain candidate stories and video pitches (video pitches are optional). Although, video pitches will be short and optional, we believe that it will significantly shorten the recruiting cycle as videos establish early impressions elevating the candidate's chances to engage hiring managers.



Hey Fernando,
pick your role
I am a
Job Seeker
I am a
Hiring Manager

**Product images are computer generated, app is still under development*

Job Seeker Layout

The job seeker prototype screens depict a fictitious "Fernando Alonso" using Workforce and creating a profile. The forms capture the information as the candidate selects the Job Category and Job Tile. The "Dashboard" UI displays a left to right scrollable UI depicting upcoming appointments and messages with potential hiring managers or hiring staff engaged. Dashboard is a widget enabled customized UI. The fictitious "Fernando Alonso" public profile is displayed with a video pitch, background, experience and contact information. The UI depicted are scrollable screens and of various sizes

Our platform's one tap quick access calendar, messaging, dashboard and menu screens appear in the bottom of the relevant user interfaces.



Workforce
by Trait
First name
Last name
Email
Phone no.
Password
Confirm password
Create account
Login
Fernando Alonso
Buffalo, NY
Dashboard
Calendar
Messages
Public profile
Settings
Workforce account
Switch to Hiring Manager
Log out
Dashboard
Lewis Hamilton
Sebastian Vettel
Valtteri Bottas
All appointments
Kevin Magnussen
Carlos Sainz
All messages
Public profile
Fernando Alonso
Buffalo, NY
About me
Experience
Contact

**Product images are computer generated, app is still under development*

Hiring Manager Layout

The manager prototype screen flows are outlined with a fictitious hiring manager "Daniel Ricciardo" creating a user account. The process allows hiring (an hiring manger/staff) to select the categories and job titles the business is interested in. The hiring manager "Daniel Ricciardo" conducts a search based on the Job titles needed, our powerful system delivers several candidates as possible matches on the "Job Seekers" UI.

The Job Seeker screen shot, displays "Nico Hulkenberg" and others, “Daniel Ricciardo" views "Nico Hulkenberg" video pitch, quickly scrolls and taps the Experience, Background & Contact tabs and is able to engage via our internal messaging system. “Daniel Ricciardo" is also able to manage his calendar with candidate appointments. The Contact UI depicted contains icons e.g. Skype appear in candidate profile screens and are candidate controlled access to hiring staff.

The quick access calendar, messaging, dashboard and menu screens appear in the bottom of the relevant user interfaces.



Job Seekers
Public profile


Daniel Ricciardo
New York City, NY
Search
Dashboard
Calendar
Messages
Public Profile
Settings
Workforce account
Switch to Job Seeker
Log out
Valtteri Bottas
Nico Hulkenberg
Kevin Magnussen
Brendon Hartley
Lance Stroll
Stoffel Vandoorne
Pascal Wehrlein
Nico Hulkenberg
Buffalo, NY
About me
Experience
Contact
Information Technology
Management, Project Management
New York City, NY
Background:
Calendar
APPOINTMENT
Valtteri Bottas
Java Developer
9:45 am Dec 2, 2017
Lorem ipsum dolor sit amet, consectetur adipiscing elit. Nulla quam velit, vulputate eu pharetra nec, mattis ac neque. Duis
Kevin Magnussen
Marcus Ericsson

Product images are computer generated, app is still under development

---

Trait's Blockchain Platform

What is Hyperledger Fabric?



Our Blockchain platform will be based on the Hyperledger Fabric. **The Blockchain is part of our platform architecture and in the design stage.**

Hyperledger Fabric is one of Hyperledger projects hosted by Linux Foundation. Its modular architecture allows components, such as consensus and membership services to be plug-and-play. What's more, it allows Fabric to be customized to a multitude of applications across different industries, from financial services to supply chain, healthcare, education, and many more.

Hyperledger network is permissioned, and consensus has to be reached at a transaction level, not the ledger level. Thus, it is more scalable, fast, and efficient than public blockchains. Furthermore, Hyperledger Fabric allows for confidential agreement. That means only direct participants of the agreement are aware of it. Hyperledger Fabric leverages container technology to host smart contracts. The technology is called "chaincode". Furthermore, it includes Byzantine fault-tolerant (BFT) algorithms to prevent system failures. Hyperledger nodes have different roles and tasks, such as endorser, committer, and consenter.

For example, a client sends a transaction to connected endorsers to propose the ledger update. All endorsers have to reach a consensus on the proposed transaction. The client collects approval of all endorsers one by one. The agreed-upon transaction is sent to connected orderers, which again reach consensus. Subsequently, the transaction is forwarded to nodes responsible for committing the transaction.

Trait's Internet of Workforce (IoW) AI engine

Provisional Patent Application Filed

Application ID: 62672793 Filed by Mohammad Ghumman (individual)

1067

Internet of Workforce

A Provisional Application for Patent for Trait's IoW engine has been filed by Mohammad Ghumman Founder/CEO (inventor). A provisional application provides the means to establish an early effective filing date in a later filed nonprovisional patent application filed under 35 U.S.C. §111(a). It also allows the term "Patent Pending" to be applied in connection with the description of the invention. A Patent has not been granted, moreover this is the first step in filing for a grantable Patent. An agreement for licensing between Mohammad Ghumman and Trait inc. will be forthcoming during our nonprovisonal patent application filing.

AI will define our platform into the future. Trait's IoW will automatically enable enterprises to discover and on-board talent - transact on a payment agnostic digital platform, enable sharing of resources and strategic resource utilization


Trait IoW Stack
Trait Inc.
Executive Dashboard
Application
Future Vertical Industries
Trait Workforce Application
AI
IoW Engine
Smart



Although there are many efforts in the marketplace where AI will in one way or another help discover qualified and talented resources, we believe those efforts are half baked and largely built on existing bad practices. Trait's approach is unique as we reshape the system by enabling talent flow via Workforce, enabling resources and business to connect via our IoW.

IoW will contain Machine Learning (ML) predictions and recommendations, descriptive analytics, predictive analytics and insights. IoW Knowledge Base (KB) will enable business intelligence - reporting search inference. The core of IoW will be an ontology populated by defaults with massive amounts knowledge relative to specific industries.









IoW

As businesses grow, it becomes difficult to keep track of talent and management of talent acquisitions.

Our AI & IoW will enable enterprises to focus on their core competencies and we manage their head counts

Hyperledger enabled Smart Contracts

Smart Contracts will handle the business logic agreed by members of permission blockchain network

Smart Contract execution will enable transactions to be recorded in the blockchain

Hyperledger Fabric

Our permissioned membership based Blockchain contains strong performance, scalability and levels of trust, data that will be shared on a need-to-know basis

Our solution will enable rich queries over an immutable distributed ledger with a modular architecture supporting plug-in components

Digital Tokens

We're seeing tons of demand for digital asset issuance across the board in prototypes and live applications, Trait's digital assets **(Crypto/Tokens)** will enable streamlining of workflows and transactions. Trait's IoW over Blockchain will enable future **securities offerings and rewards based incentivization of resources on our platform**

Market and Industry



Multiple Revenue Streams

Candidate acquisition costs;
average: $<100

Revenue placement
average: $15k>

Revenue hourly bill rate
average: 25%-35%>

Revenue per candidate job title search
average: $25 - $35>

SIA estimates that in 2016 the global staffing market generated revenues of approximately $428 billion.

Engineering Team (Contractor)











Headquartered in Cluj-Napoca, (the cyber-city of Eastern Europe) and Oradea, is the European subsidiary of U.S.-based Imprezzio Inc. Imprezzio Inc. has been creating business software solutions for over fifteen years. Having established a stronghold in the U.S. software solutions market, in 2008 Imprezzio Inc. Imprezzio Global currently works with industry leaders in the United States, Canada and Europe.

Invest in Trait Today!



Trait solves real problems by reshaping the talent acquisition space. Through our program, job seekers will be incentivized through IoW and AI enabled future.

This is a profile driven platform providing convenient access directly to hiring managers and support staff. We plan on changing the talent acquisition field in an exciting way. Our solution replaces "Job Ads" and traditional "Recruiting" methods by standardizing and streamlining the process through our easy-to-us platform.

Trait will help job seekers to market, display and engage with companies across the globe. Job seekers create a profile with their backgrounds and skills, helping hiring staff to search and engage in real-time over native mobile and desktop environments.



Feb 2017 — Concept

Problem identified, extensive work to gather requirements and issues related to the space

May 2017 — Concept

Initial concept and renderings completed, engaged with corporate practices to determine needs

June 2017 — Engineering Team sourcing

initiated search for a strong capable engineering team key metrics; execution, talent, skills. Identified multiple vendors, sourced Imprezzio Global

August 2017 — Product Prototype

Worked extensively with the Impreizzio's engineering team to define the core functionality and build Prototype.

December 2017 — Prototype completed

Contains the core functionality and screenflows - Prototype shared with small group of corporate contacts & practices, very positive feedback, want product asap!

June 2018 — Launched on StartEngine

Now YOU can own a part of our company!

August 2018

Development

Native IOS, Android & Blockchain. (Anticipated)

September 2018

IoW Development

IoW AI engine development. (Anticipated)

December 2018

Launch Beta

Trait Workforce Native IOS & Android release; Hyperledeger enabled. (Anticipated)

January 2019

ICO

Planned ICO offering. (Anticipated)

March 2019

Product Release

Cross platform product release; IoW engine development continues. (Anticipated)

April 2019

IoW Development

IoW AI engine development continues. (Anticipated)

Meet Our Team



Mohammad Ghumman

Founder, CEO, Director

Visionary, creative and progressive leader. As a young entrepreneur, Co-founded GSI built GSI into a multiple million dollar value-added re-seller in the early 90s. Results-driven with over thirty years of successfully working with technology teams to deliver high-visibility consulting, engineering and product development efforts at fortune 100 companies. Managed UUnet Product Development teams, driving product development efforts to include UUSecure VPN UUnet designed and installed the first virtual private network (VPN) service, the Virtual Private Data Network (VPDN) product family. Led the development of Network infrastructure design and implementation plan for the DOJ network infrastructure that spanned 800 sites throughout the US. Successfully led engineering staff and technical managers assigned to various technology efforts at Oracle, Booz_Allen & Hamilton. Extensive resource allocation, capital planning, development and engineering operational budgets. Strong technology knowledge, application & strategic direction Hyperledger, Ethereum EOS.io PoW vs. Private DLTs. Smart Contract development strategies IoT technology application & strategy Trait Inc. Founder & CEO: May, 2018 GSI Inc. Director: Professional Services, March-2003-2017 Managing program strategy and stakeholders as well as budget and scheduling Secured critical internal and external talent. Build effective teams by aligning their incentives with the overall goals of projects



Mirza Ahmad
Senior Advisor, Investor

25 years of business and leadership experience with in-depth expertise in driving top-line and bottom-line performance, and coordination of large-scale multinational projects Founder of Aalishan and Co-founder & CEO of ADA Cellworks - Founded and built ADA Cellworks into a global brand, with presence in 11 countries, 1300 employees and revenues of $33M. Successfully sold to a public listed company (GTL)



Zaki N. Bajwa
Senior Advisor

Zaki Bajwa is the Area Vice President for ServiceNow's Global IT Solution Architect teams. In this role, he is responsible for running ServiceNow's global system engineering organization for ServiceNow's IT business unit. His team focuses on consulting, designing and ensuring customers are solving real world business problems via analytics, intelligence and a cloud first mindset leveraging the IT portfolio. Zaki brings close to 20 years of expertise in the world of high tech. He spent the first 10 years of his career on Wall Street with leading financial firms such as DTCC, Thomson, Omgeo, in the world of low latency highly available business critical applications. Zaki has worked and consulted with over 200+ global companies in the field of cloud and enterprise computing, designing and delivering high scalable infrastructure/application architectures. He enjoys building high performing teams who deliver business value to our strategic customers.



Ali Bajwa
Senior Advisor

Extensive international experience in North America, Europe and Africa. Portfolio Manager at Sanlam International Investments Ltd. (UK), managing the assets, investing both proprietary and client capital across all asset classes globally. Mr. Bajwa is responsible for all facets of the business providing strategic direction, management, and leadership. Senior member of the Investment Committee responsible for portfolio construction, portfolio management, risk management, manager selection, due diligence, and ongoing manager monitoring on $1.5 billion of institutional assets.



Qudus Malik
Counsel

Over 15 years of legal experience in the fields of intellectual property law. He holds a J.D. from Columbia Law School and an LL.M in International Human Rights Law from Georgetown University Law Center Previously served as an associate for Ropes and Gray, representing Fortune 100 clients in all stages of IP litigation from pre-suit investigations to final disposition of jury and bench trials in one of the most prestigious U.S. law firm.



Saad N. Ghumman
Advisor

Ten years of progressive experience in Accounting and Finance with renowned public and private corporations listed with TSX, NASDAQ and NYSE. Chartered Management Accountant – CIMA (Candidate) Chartered Institute of Management Accountants Master of



Botond Palko
Head of Design

Imprezzio Global twelve plus years of UI/UX Design & front-end development eight years Web Apps design to include six plus years in Mobile Apps design



Cristian
Software Engineer

Imprezzio Global With over eight years of Java, Android iOS and Web API Cristian has developed for start-ups in the social media space to improve the experience of online dating. Turning online dating into a trusted, fun and safe experience by connecting users to singles who are



Norbert
Senior Software Engineer

Imprezzio Global Winner 3 times in a row at Web Summit Hackathon 2014 team lead and architect, responsible for designing highly scalable solutions with Interoperability of both state of the art and legacy systems as well as ease of integrating 3rd party vendors

Business Administration – Finance (MBA)
Laurentian University (Recipient of
Deans Scholarship for Outstanding
Prospective Graduate Student)

already friends with their friends.





Ovidiu
Software Engineer

Imprezzio Global Team lead, in-charge of designing the architecture of the guest app for Urban Vacation Rental Company 11+ years .NET Framework 8+ years ASP .NET MVC 5+ years Web API 11+ years C# 8+ years MSSQL 1+ years NoSQL Databases 1+ years MySQL 4+ years Windows Azure 4+years Entity Framework 11+ years HTML 11+ years CSS 11+ years jQuery 11+ years JavaScript

Usman Ghumman
Treasurer and Secretary

Responsible for strategic planning, sales development and growth, P&L, and process implementation. Delivered double-digit annual sales revenue increases at a CAGR of 25% in the first 5 years. Played a key role in opening new accounts, launched 2 new licensed brands of cable products. Created and implemented a critical pricing program that identified and measured customer program profitability, thereby increasing the company's profit. Usman Ghumman has been the Vice President of TurnStone X, Inc from 2010-present. He has been the Treasurer and Secretary of Trait, Inc since 2018 , and currently works on Trait part-time (a few hours a month).

Offering Summary

Maximum 445,833* shares of common stock ($106,999.92)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 41,666 shares of common stock ($9999.84)

Company	Trait Inc.
Corporate Address	4250 Stepney Drive, Gainesville, VA 20155
Description of Business	Internet of Workforce (IoW) AI driven Blockchain
Type of Security Offered	Common Stock
Purchase Price of Security Offered	0.24 per share of Common Stock
Minimum Investment Amount (per investor)	204.00

The 10% Bonus for StartEngine Shareholders

Trait, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date**. This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Common Stock at $.24 / share, you will receive 5 Common Stock bonus shares, meaning you'll own 55 shares for $12.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Main Video

let's face it job boards and other00:02traditional recruiting methods are00:04outdated and highly dysfunctional hiring00:07managers can scour hundreds of resumes00:09and still not feel confident in their00:10choices while job seekers can feel00:13hopeless blasting their resumes out with00:15no response trade is reshaping the00:18talent acquisition space over a00:19transformative blockchain platform and00:22doing away with resumes and traditional00:24recruiting altogether trade empowers job00:2seekers by allowing them to showcase00:28their skills on a powerful profile00:31driven platform profiles that allow for00:33short candidate video pitches a skill00:36snapshot and previous employment00:37timelines trait also simplifies the00:40hiring process by allowing hiring staff00:42to quickly browse candidate profiles00:44through clear job categories and job00:46titles once they find a candidate they00:49like they can start interacting with00:50candidates in real time on mobile and00:53desktop environments and because trade00:55is a blockchain platform all skills00:57background and experience is recorded on01:00the blockchain in smart contract enabled01:02hiring means OneTouch onboarding trait01:05revolutionising the talent acquisition01:07space

Video 2

well Adam as you know for years I've00:16been talking about how dysfunctional the00:18recruitment industry is in relation to00:19this whole question of multi listed00:22contingent job orders this is become so00:25familiar to us and so part of our DNA00:27that most people don't realize how crazy00:29it is and how everyone loses if clients00:33give the same job order out to five00:35agencies and ask us to compete on speed00:37and price instead of quality and doing a00:40proper job and that's still part of our00:42industry it's still harming the00:44experience for candidates for clients00:46and recruiters but more recently there00:48is that there is a new or newish element00:51of the industry that is again so00:54dysfunctional and so part of our00:55paradigm that we can't see it and that00:57is the way we access talent it's just01:00become crazy to me how deeply in love01:02recruiters are with job boards and job01:05aggregators and don't get me wrong job01:08words play a part there's still a very01:09effective source of hire in some cases01:11but too many recruiters they are the01:13default action for many recruiters01:15they're the only action and as a result01:18you see the job boards flooded with ads01:20in many cases the same job being01:23advertised by 6-7 agencies and as a01:27result the experience for recruiters01:30candidates and the end client is put let01:33me explain because of the volume of01:36people that are driven to recruiters01:38from job boards what we've got is that01:40the recruiter themself have a diabolical01:42experience the research tells us that in01:45some cases agencies need to get 60 to 7001:49candidates a screen before they actually01:51have one person to forward to a client01:54and what this does is it floods the01:56recruiter with irrelevant resumes it01:58clogs up their working day disallowing02:01them from spending time on important02:02things like building their brand or02:04skills hunting and getting the right02:05candidates and it makes it a negative02:07experience for the recruiter who gets02:09stressed and02:11severe job satisfaction so that's not02:13good for the candidate it's an appalling02:16experience they go to job boards with02:17high expectations they apply for jobs02:19they don't get a reply they they find02:23that the same job as advertised multiple02:25times and candidates are therefore02:28actually steering away from job boards02:31they are looking for other avenues to02:33connect with employers which is a very02:35important lesson for recruits and the02:36final sort of part of the puzzle is for02:39the end employer job the sister's crazy02:42candidate catastrophe as I like to call02:44it is also a negative experience because02:46when those organizations hire direct02:48using job boards and job ever get02:50aggregators what happens is they get02:52flooded it harms their employer brand I02:55have countless stories from candidates02:57and so do any recruiters watching this02:59about how badly they've been treated and03:01they've applied to big corporates03:02because the process is not efficient and03:04is not candidate friendly so what we've 03:07 got the big dysfunction is people are 03:09 spending more and more money in many 03:11 cases to recruit candidates that are 03:13 already on their database that's the 03:15 evidence and to drive tons of irrelevant 03:19people into their system that then have03:21 to be processed and dealt with and03:23responded to and all this money and time 03:26should be divided more equally between03:29 job boards certainly if they work but03:31also skills hunting CRM building brand03:34other tactics social to access03:38candidates our industry is dysfunctional03:40in many ways and what it's going to take03:43is for recruiters and owners of03:45recruitment companies to get innovative03:47and disruptive I hate the word03:49disruptive it's overused but in this03:51case we really need to crack and break03:55the process that we are so deeply in03:57love with and look for fresh ways to03:59engage with candidates that's what we04:01need to do

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